Exhibit 99.1

Canaan Inc. Expands its Self-mining Footprint in Texas and Pennsylvania

Plans to install Avalon A14 and A15 mining machines at joint mining sites

Takes significant steps toward 10 EH/s capacity in North America by mid-2025

SINGAPORE, November 20, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that its wholly owned subsidiary, Beet Digital LLC., has entered into a strategic joint mining agreement with Luna Squares Texas LLC (“LS Texas”), a West Texas Bitcoin mining firm, to collaborate on mining activities at LS Texas’ mining site. The agreement is part of the Company’s plan to reach 10 exahash per second (EH/s) capacity in North America by mid-2025.

Under the agreement, each party will be allocated a portion of the BTC revenue less electricity, maintenance, and operating costs. For revenue generated from Canaan’s Avalon A14 Series, each party will receive 50%. For revenue generated from any Avalon A15 Series deployed to the site, to accelerate recovery of Canaan's capital costs, Canaan will be allocated 70% and LS Texas will receive 30%. After Canaan has recovered the capital cost of the machines, each party will again receive 50%.

“The recent expansion of our self-mining activities across Texas and Pennsylvania underscores our commitment to strengthening our mining presence in North America. We believe that our collaborations with North American mining operators will foster mutually beneficial relationships and contribute to industry stability,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “As part of our recent $50 million preferred shares financing, Canaan has committed to deploying the funds into digital mining sites and equipment across North America. In the two subsequent months, we have made great progress toward that commitment, securing significant orders from CleanSpark and HIVE, launching a 30 megawatt (MW) joint mining initiative with LS Texas in Texas, and upgrading our fleet operated by Stronghold in Pennsylvania. These efforts mark a promising beginning toward our expansion goal of 10 EH/s capacity in North America.”

“We’re excited to collaborate with Canaan on this joint mining program, which offers significant Bitcoin upside compared to our previous flat-fee hosting model,” said Jeff Xu, chief operating officer of LS Texas. “After extensive testing of the Avalon A1466 and A1566 models under extreme conditions, we were impressed by their consistency and efficiency. With strategic locations in West Texas and an average power cost of approximately $40/MWh over the last 12 months, we believe this partnership will be highly competitive. As the mining manager, we have committed to a 96% uptime, which shows our confidence in both our team’s expertise and Canaan’s miners’ performance.”

Based on current estimated configurations, Canaan will install approximately 3,480 Avalon A14 series mining machines with an average hash rate of 150 terahash per second (TH/s) and 5,664 Avalon A15 series mining machines with an average hash rate of 194 TH/s at LS Texas’ 30 MW site located in Willow Wells, Texas. The site is expected to be energized by the first quarter of 2025. After the site is fully energized, this project will provide approximately 1.62 EH/s of computing power. The Willow Wells site is under construction and expected to be managed by LS Texas’ professional staff. In April 2023, LS Texas purchased a 120 MW power supply contract right, land lease, and power transformers from a publicly traded mining company. To date, LS Texas has been hosting more than 35 MW of Bitcoin mining equipment for third parties at that location.

Additionally, Cantaloupe Digital LLC (“Cantaloupe”), a wholly owned subsidiary of Canaan, recently amended its hosting agreement with Stronghold Digital Mining Hosting, LLC, an affiliate of Stronghold Digital Mining, Inc. (“Stronghold”) and will deliver 4,000 Avalon A14 series mining machines, each with an average hash rate of 150 TH/s, to replace older Avalon models at Stronghold’s Panther Creek facility. In October, Cantaloupe completed the replacement of 2,000 older-generation units with A14 series machines. The Company anticipates that these A14 units will be fully operational by December 31, 2024, resulting in a total of 6,000 A14 series machines at Panther Creek with a combined computing power of 0.9 EH/s.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com